March 20, 2008

VIA FACSIMILE AND EDGAR

Michael Fay, Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corgi International Limited
Form 20-F for the fiscal year ended March 31, 2007
Commision file number: 0-22161

Dear Mr. Fay:

This letter sets forth the responses of Corgi International Limited (the "Company" or "Corgi") to the comments set forth in the letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated February 29, 2008 in connection with the Annual Report on Form 20-F for the fiscal year ended March 31, 2007 (the "2007 20-F") filed by the Company with the Commission. For ease of reference, we have set forth each comment in the Staff's letter followed by the Company's response. Capitalized terms used herein and not defined have the meaning ascribed to them in the 2007 20-F, unless the context requires otherwise.

In providing the responses below, the Company hereby acknowledges that:

•	Corgi is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Corgi may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 20-F for the fiscal year ended March 31, 2007

Item 15. Controls and Procedures, page 58

Disclosure Controls and Procedures, page 58

1.  Please tell us and disclose the evaluating officers' conclusion with respect to whether your disclosure controls and procedures are "effective." Refer to Item 15 of

Form 20-F and guidance relating thereto. If not effective, please tell us and disclose the reason(s) why. Additionally, tell us and disclose in specificity the material areas of improvement in regard to your disclosure controls and procedures indicated in your disclosure.

Corgi confirms that its management, with the participation of its Chief Executive Officer and Chief Financial Officer, has concluded, based upon its evaluation as of March 31, 2007, that Corgi's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) were not effective on March 31, 2007. While management had determined that its disclosure controls and procedures were adequate, as disclosed the 2007 20-F, the determination that such procedures were not effective is based on the following:

•	As of March 31, 2007, only a brief period of approximately 90 days had transpired since the merger of Corgi with Master Replicas and the acquisition of Cards Inc. in December 2006.
•	The Company was then operating with three separate financial systems and organizations requiring extensive integration by the former Chief Financial Officer.
•

Prior to the December 2006 transactions, both Master Replicas (the accounting acquirer) and Cards Inc. were non-public, non-reporting entities with less extensive reporting requirements than SEC reporting companies.

For the above reasons, management concluded that effective disclosure controls and procedures had not been in place as of March 31, 2007. However, during the six months following the fiscal year ended March 31, 2007, and in connection with the audit of the 2007 20-F, Corgi's management, including a new Chief Financial Officer, retained accounting consultants and has taken measures to implement disclosure controls and procedures that management believes will be effective to provide reasonable assurance that the information required to be disclosed by Corgi in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission, and that information required to be disclosed by Corgi in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Corgi is aware of the continued need to enhance its disclosure controls and procedures, especially in connection with the integration of combined Corgi following the December 2006 transactions as described above. Corgi is currently implementing an integrated common global financial and operations system and procedures for all consolidated entities. The implementation of this new global system is anticipated for June 2008 and is expected to be completed by September 2008. The common platform for tracking and reporting results will improve the daily visibility of the business and reduce the timeframe for reporting financial results. These systems and procedures are intended to allow Corgi to more efficiently accumulate and report to management information required to be disclosed in Corgi's Exchange Act reports and to be in a better position to timely file these reports.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 1: Organization, Merger and Basis of Presentation, page F-9

Background to the Merger, page F-9

2.

In regard to the 799,938 and 270,716 respective warrants issued on December 20, 2006, please provide us with your analysis of whether the warrants meet the definition of a derivative under FAS 133 (paragraphs 6-9), and if so, whether the warrants meet the scope exception in paragraph 11(a) of FAS 133. If the warrants do not meet the definition of a derivative under FAS 133, provide us with an evaluation under EITF 00-19 as to whether the warrants should be accounted for as a liability or as equity. In order to determine that equity classification of the warrants is appropriate, all of the criteria for equity classification in paragraphs 7-32 of EITF 00-19 must be met. Specifically address in your analysis any related requirement to maintain effectiveness of any associated registration and liquidated damages referred to in note 16 to the financial statements. Refer to page 32 of the Division of Corporation Finance's "Current Accounting and Disclosure Issues" for guidance, which can be found at http://www.sec.gov/divisions/corpfin/cfreportingguidance.shtml.

                Response:

                Corgi respectfully submits that the 799,938 and 270,716 respective warrants issued on December 20, 2006 meet the test for Derivative Instruments under FAS 133 (paragraphs 6-10).  However, notwithstanding the conditions of paragraphs 6-10, the following contracts meet the scope of exception under FAS 133 paragraph 11, Item A: the contracts issued by the Company are both (1) indexed to the Company's own stock and (2) classified in stockholders' equity in the Company's financial statements. In addition, the company has the right to deliver unregistered shares upon exercise of the warrants.

                The warrants are accounted for as equity for the following reasons:

                   i. The classification provisions of EITF 00-19 are based on an issuer's control over the form of ultimate settlement of an instrument. The Company has the ability to deliver unregistered equity shares upon exercise of the warrants. In addition, the Company controls the form of settlement. Lastly, the shares underlying the warrants have been registered for resale as of the inception of the contract and there are no further timely filing or registration requirements outside the control of the Company.

                ii. The warrants are not required to be settled in cash on the occurrence of certain events, such as a  delisting of the Company's ADSs from their primary stock exchange or in the event of a change of control. In addition, there are no liquidated damages associated with the warrants unless the  warrants are exercised.

                 iii. The Company has not elected an accounting policy for the Registration Rights Agreement dated December 20, 2006 by and among the Company and the other parties signatories thereto
                (the "Registration Rights Agreement") that considered the Registration Rights Agreement and the warrants together as a unit, and the Registration Rights Agreement does not require liquidated damages be paid to the holder of the warrant instrument in the event the Company failed to register for resale the underlying shares under a preset timeframe.

3.	Additionally, please explain to us your consideration of FASB Staff Position No. EITF 00-19-2 in regard to the liquidated damages disclosed in note 16.

                Response:

                Corgi issued warrants for 270,716 ADSs to investors in connection with its April 2006 financing, warrants for 799,938 ADSs to investors in connection with its December 2006 financing, and assumed warrants for 159,931 ADSs in connection with its merger with Master Replicas, of which 139,617 warrants were subsequently exercised. The exercise of these warrants can be settled with unregistered shares of the Company. Until exercised, the warrants will not be subject to liquidated damages under the Registration Rights Agreement for failing to register and maintain the effectiveness of the registration statement for the resale of the shares underlying the warrants for the required period of time.

Note 3: Acquisitions, page F-17

4.

We note that the purchase price of "historical Corgi" in the merger with Master Replicas was determined based upon the closing price of Corgi's stock on the day the merger was consummated of December 26, 2006. Please tell us the basis for valuing the stock on this date rather than at a value of the stock closer to the agreement date of the merger on October  4, 2006 pursuant to paragraph 22 of SFAS 141. Additionally, reconcile for us the number of shares issued in the merger with Master Replicas of 5,265,106 indicated here to the number of ADS's issued in the transaction of 3,956,867 indicated elsewhere in the filing. Further, explain to us the reason(s) for the volatility in the stock price of Corgi between the merger agreement and consummation dates.

Response:

The transactions that took place in December 2006 were threefold: the merger with Master Replicas, the acquisition of Cards Inc. and a private placement equity investment of $17.6 million. The closing of the equity private placement and the acquisition of Cards Inc. were each subject to the condition subsequent of the closing of the merger with Master Replicas.

The Agreement and Plan of Merger, dated as of October 4, 2006 (the "Merger Agreement") was executed on October 4, 2006. On December 20, 2006, the Corgi shareholders approved the merger with Master Replicas, the acquisition of Cards Inc. and the $17.6 million equity private placement. On December 22, Corgi closed the acquisition of Cards Inc. and the

$17.6 million equity private placement. On December 26, 2006, Corgi closed the merger with Master Replicas. Pursuant to the terms of the Merger Agreement and that certain Purchase Agreement dated as of November 16, 2006 among Corgi and the investors named therein, relating to the private placement equity investment of $17.6 million, the ownership percentages in Corgi of the former Master Replicas shareholders, former Cards Inc. shareholders and the new equity investors was not finalized until just prior to the closing of these transactions. Based on the condition to closing of the Cards Inc. acquisition and the equity private placement on the closing of the merger with Master Replicas, as well as the timing of the determination of the final Corgi share allocations among the parties to the transactions, it was determined that the closing price for valuing the stock should be the date that the merger was consummated, or December 26, 2006, consistent with paragraph 22 of SFAS 141.

The 5,265,106 ADSs represent the total shares issued to the existing Corgi shareholders and the new Corgi shareholders in connection with the equity private placement and the merger with Master Replicas. The 3,956,867 ADSs represent the number of shares issued to former Master Replicas shareholders in connection with the merger. The breakdown of the total shares issued in these transactions is as follows:

Shareholders
Corgi International Original Shareholders	2,598,600
New Corgi Investors	2,666,506
Sub-Total	5,265,106
Master Replicas Original Shareholders	3,956,867
Card Inc. Original Shareholders	1,191,110
Total Issued Shares	10,413,083

Corgi is not aware of any particular reason for the volatility in its stock price between the execution of the Merger Agreement, and the consummation of the merger on December 26, 2006. During this period, the Corgi closing share price, adjusted for the 6 for 1 reverse share split on December 21, 2006, fluctuated between a high of $8.70 on December 7 and a low of $4.80 on November 29 and 30, or a variation of approximately 45%. Corgi's stock has historically experienced thin trading volume; therefore incremental changes in volume can have a relatively large impact on share price. In addition, significant changes in Corgi's share price are not necessarily indicative of market volatility. In connection with the merger with Master Replicas and the acquisition of Cards Inc., Corgi issued a press release on October 4, 2006 announcing the entry into a letter of intent to acquire the shares of Cards Inc. and the agreement to merge with Master Replicas. Corgi issued a press release on December 20, 2006 announcing the completion of the $17.6 million financing and the acquisition of Cards Inc., and issued a press release on December 26, 2006 announcing the closing of the merger with Master Replicas. These press releases were promptly filed with the Commission under cover of Form 6-K.

5.

In connection with the merger with Master Replicas, please tell us the number of licenses held by Corgi on the date of the merger and your consideration of relocating a portion of the purchase price to the fair value thereof.

Response:

Corgi held 57 licenses on the date of the closing of the merger with Master Replicas. These licenses varied in scope and length of term and it was determined that 13 key licenses equated to approximately 90% of the company's licensed revenue and royalty obligations. Master Replicas used an external independent valuation firm, Houlihan Lokey LLC, to value all of the tangible and intangible assets of Corgi. This independent valuation firm reviewed all of the licenses and valued the 13 key licenses on the basis of historical results as well as traditional discounted cash flow methodologies for the remaining life of the license agreements.

6.

Please tell us and disclose your intended accounting treatment for the contingent shares held in escrow in regard to the acquisition of Cards Inc. should the required levels of sales and profitability be achieved, in accordance with paragraph 51(f) of SFAS 141. Disclose the levels that are to be achieved and management's assessment as to the likelihood of meeting such levels. Further, tell us and disclose the reasoning for selling the escrowed ADS's to the public if the profitability levels are not achieved and the intended or required use of the proceeds from such sale.

Response:

The issued shares held in escrow in regard to the acquisition of Cards Inc. were issued on the closing of the transaction. These shares were held in escrow in lieu of cash in order to cover any liabilities based on a breach of sellers' representations and warranties, pursuant to the Share Purchase Agreement Relating to the Sale of the Entire Issued Share Capital of Cards Inc. Limited by and among Mr. Darren Epstein, Mr. David Sterlitz, Mr. Paul Freedman and Corgi International Limited, dated as of November 2, 2006 (the "Cards Purchase Agreement"), including but not limited to representations relating to revenues and earnings of Cards Inc. for 2008 and 2009. The potential sale of the escrowed shares to third parties was a mechanism for the Cards Inc. selling shareholders to generate cash necessary to compensate Corgi for any damages generated by breaches of such representations and warranties.

Pursuant to the terms of the Cards Purchase Agreement, the Sellers (as defined in the Cards Purchase Agreement) undertake and warrant to the Buyer (as defined in the Cards Purchase Agreement) that the revenue of the Enlarged Business (as defined in the Cards Purchase Agreement) and the EBIT (as defined in the Cards Purchase Agreement) of the Company shall meet both the following (i) target Revenue and (ii) target EBIT values (together for each, an "Earnings Trigger") in the relevant Fiscal Year:

(a) in Fiscal Year 08;

(i) the Revenue shall be no less than US$37,500,000; and
(ii) the EBIT of the Company shall be no less than US$7,500,000,

and

(b) in Fiscal Year 09;
(i) the Revenue shall be no less than US$54,000,000; and
(ii) the EBIT of the Company shall be no less than US$10,000,000.

Notwithstanding the foregoing, pursuant to the Cards Purchase Agreement, Corgi undertakes to Seller (as defined therein) that the Enlarged Business (as defined therein) shall be carried on in the ordinary course of business of Cards Inc. and Cards Inc. shall not be required to make and shall not make a material change to the nature or scope of the Enlarged Business or its trading activities. Further, Corgi undertakes not to dispose of or grant any interest in the whole or a substantial part of the business of Cards Inc. or the business of Master Replicas or its associated undertakings or assets. If Corgi fails to uphold these undertakings, then with effect from the date (the "Relevant Date") upon which a breach of such undertakings shall occur, provided that prior to the date of such breach the Sellers are able to evidence that on balance of the probabilities the Enlarged Business was more likely than not to reach the relevant Earnings Trigger, if the Relevant Date shall occur on or before March 31, 2008, both Earnings Triggers shall be deemed satisfied in full for the purpose of the earn-out adjustment.

Based on recent events having required a material change in the Cards, Inc. business, as well as management's assessment that the Cards Inc. business was more likely than not to reach the relevant Earnings Trigger, the Company expects to release the shares currently held in escrow to the intended party.

With regard to the accounting treatment of the escrowed shares, the Company considered these shares as contingent payments that were specified in the acquisition agreement and the accounting treatment will be to increase the purchase price and the value assigned to goodwill.

Note 19: Segment Information, page F-31

7.             Please present the profit or loss measure for each segment evaluated by the chief operating decision maker referred to herein, pursuant to paragraph 29 of SFAS 131, and reconcile to the comparable reported consolidated amount pursuant to paragraph 32.

Response:

The profit and loss measures for each segment reported in Note 19: Segment Information, page F-31 is provided below. The Company intends to provide the Profit and Loss measures for each segment of its business in future SEC filings.

Corgi International Limited	Fiscal period	Fiscal period	Fiscal period	Fiscal period
CONSOLIDATED STATEMENT OF OPERATIONS	USD	USD	USD	USD
	For year ended March 31, 2007 Master Replicas Inc.	For Three Months ended March 31, 2007 Cards Inc.	For Three Months ended March 31, 2007 Corgi	For year ended March 31, 2007 TOTAL COMBINED
Net sales	$ 22,950,580	$ 4,079,893	$ 8,466,844	$ 35,497,317
Cost of goods sold	15,742,881	4,315,951	8,081,172	28,140,004
Gross profit	7,207,699	(236,057)	385,671	7,357,313
Operating expenses – Admin, Sales & Marketing	11,301,010	1,555,817	7,810,235	20,667,062
Income (loss) from operations	(4,093,311)	(1,791,874)	(7,424,564)	(13,309,749)

* * * * *

Please do not hesitate to contact me at (925) 979-1500 ext. 111 if you have any questions about the above.

Very truly yours,

/s/ Jack Lawrence

Jack Lawrence

cc:	Securities and Exchange Commission

Theresa Messinese

Doug Jones

Orrick, Herrington & Sutcliffe LLP

Lawrence Kane, Esq.